SEC File Number 0-49912
CUSIP Number 624225108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mountain National Bancshares, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

300 East Main Street

Address of Principal Executive Office (Street and Number)

Sevierville, Tennessee 37862

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mountain National Bancshares, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2012 by May 15, 2012, without unreasonable effort or expense because the Company requires additional time to assess the carrying value of its other real estate owned (“ORE”) portfolio in addition to ongoing efforts to complete the preparation of the Company’s annual audited financial statements. The completion of our quarterly and annual financial statements has required more time than in prior years due to issues related to the regulatory and capital issues involving Mountain National Bank (the “Bank”). Therefore, we were not able to file the Form 10-Q by May 15, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard A. Hubbs	(865)	428-7990
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-K for the Year Ended December 31, 2011

The Bank has failed to satisfy regulatory capital requirements for the past several quarters. As previously reported, if the Bank is unable to achieve these capital requirements, it may face additional regulatory constraints and the ability of the Bank to continue as a going concern may be materially impaired. As of December 31, 2011, there are matters that give rise to substantial doubt about the ability of the Company to continue as a going concern and we expect our independent registered public accounting firm’s report will contain a going concern emphasis paragraph.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s final results of operation for the quarter ended March 31, 2012 are not complete as a result of continuing efforts to assess the carrying value of ORE, the Company currently expects that it will recognize net income in the range of approximately $1.1 million to $1.5 million for the quarter ended March 31, 2012, compared to a net loss of $3.4 million for the same period in 2011. The primary factors contributing to net income for the quarter ended March 31, 2012 are gain on sale of investments of approximately $1.1 million, compared to no gain on sale of investments in the same period in 2011, no provision for loan loss expense, compared to provision for loan loss expense of approximately $3.0 million during the first quarter of 2011, and net gain on other real estate in the range of approximately $150,000 to $559,000, compared to a net gain on other real estate of approximately $14,000 during the quarter ended March 31, 2011. These results are preliminary and subject to adjustment.

The Bank has failed to satisfy regulatory capital requirements for the past several quarters. As previously reported, if the Bank is unable to achieve these capital requirements, it may face additional regulatory constraints and the ability of the Bank to continue as a going concern may be materially impaired. As of March 31, 2012, there are matters that give rise to substantial doubt about the ability of the Company to continue as a going concern. As of December 31, 2011, there were also matters that gave rise to substantial doubt about the ability of the Company to continue as a going concern, and we expect our independent registered public accounting firm’s report will contain a going concern emphasis paragraph.

Furthermore, on April 13, 2012, the Bank was notified by the Office of the Comptroller of the Currency (the “OCC”) that, as of April 11, 2012, the Bank was considered “critically undercapitalized” for purposes of Prompt Corrective Action (“PCA”) under 12 U.S.C. § 1831o and 12 C.F.R. Part 6. The Bank was designated as being “critically undercapitalized” as a result of its tangible equity capital ratio falling below 2% as stated in the Bank’s amended Report of Condition and Income (“Call Report”) filed with the federal regulators on April 11, 2012. As a result of it being “critically undercapitalized” for PCA purposes, the Bank remains obligated to submit a capital restoration plan acceptable to the OCC, which plan will be required to be guaranteed by the Company. Furthermore, the Bank is prohibited, without the approval of the OCC, from (i) entering into any material transaction other than in the usual course of business, including any investment, expansion, acquisition, sale of assets, or other similar action with respect to which the Bank is required to provide notice to the OCC; (ii) extending any credit for any highly leveraged transactions as defined in 12 C.F.R. § 325.2(i); (iii) amending the Bank’s charter or bylaws, except to the extent necessary to carry out any other requirement of law, regulation, or order; (iv) making any material change in accounting methods; (v) engaging in any covered transaction as defined in Section 23A(b) of the Federal Reserve Act (12 U.S.C. § 371c(b)); (vi) paying excessive compensation or bonuses; and (vii) paying interest on new or renewed liabilities at a rate that would increase the Bank’s weighted average cost of funds to a level significantly exceeding the prevailing rates of interest on insured deposits in the Bank’s normal market areas. The Bank also remains subject to regulatory restrictions prohibiting the acceptance, renewal or rolling over of brokered deposits.

Under the Federal Deposit Insurance Act, depository institutions that are “critically undercapitalized” can be placed into conservatorship or receivership within 90 days of becoming critically undercapitalized, unless they raise sufficient capital, merge with another financial institution or the FDIC determines and documents that “other action” would better achieve the purposes of the PCA capital requirements (12 U.S.C. § 1831o). The Company and the Bank are diligently continuing to work to evaluate and pursue strategic alternatives. Although the Bank’s tangible equity capital at March 31, 2012, as reflected in its Call Report filed on April 30, 2012, was 2.15%, the Bank may still be placed into conservatorship or receivership by the OCC. We anticipate filing an amended March 31, 2012 Call Report in the near future and expect the revised tangible equity capital ratio to be in the range of 2.05% to 2.11%. There can be no assurance that the Company or the Bank will be successful in obtaining outside additional capital or merging with or being acquired by another company within any regulatory imposed time frame.

Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “seek,” “attempt,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those set forth under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, as updated in our quarterly reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011, and the following factors:

•	The effects, under the PCA regulations, of the Bank’s tangible equity capital ratio falling below 2% as reflected in the Call Report filed on April 11, 2012;

•

the effects of greater than anticipated deterioration in economic and business conditions (including in the residential and commercial real estate construction and development segment of the economy) nationally and in our local market;

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	lack of sustained growth in the economy in the Sevier County and Blount County, Tennessee area;

•	government monetary and fiscal policies as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and the possible failure to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	the effects of failing to comply with our regulatory commitments, including those contained in the consent order our bank subsidiary entered into on October 27, 2011 (the “Consent Order”);

•	our ability to raise sufficient amounts of capital to enable the Bank to achieve the capital commitments it has made to its primary regulators;

•	changes in accounting policies, rules and practices;

•	changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions;

•

the effects on deposit liabilities and liquidity as a result of the restrictions on our bank subsidiary’s ability to pay interest on deposits above certain national rate caps as a result of our bank subsidiary entering into the Consent Order;

•

the effects on deposit liabilities and liquidity as a result of the limitations on our bank subsidiary’s ability to make, renew or rollover brokered deposits as a result of our bank subsidiary entering into the Consent Order;

•	results of regulatory examinations;

•	the remediation efforts related to the Company’s material weakness in internal control over financial reporting;

•	the ability to raise additional capital;

•	the prepayment of FDIC insurance premiums and higher FDIC assessment rates;

•

the effects of negative publicity, including as a result of our announcing that our bank subsidiary had entered into the Consent Order and that the Company had entered into a written agreement with the Federal Reserve Bank of Atlanta;

•	the effectiveness of the Company’s activities in improving, resolving or liquidating lower quality assets;

•	the Company’s recording of a further allowance related to its deferred tax asset; and

•	other factors and information described herein and in any of our reports that we make with the Securities and Exchange Commission under the Exchange Act.

All forward-looking statements that are made by the Company herein are expressly qualified in their entirety by this cautionary notice. Except as required by the federal securities laws we do not undertake to update, revise or correct any of the forward-looking statements included herein after the date of this report.

Mountain National Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2012	By:	/s/ Richard A. Hubbs
		Name:	Richard A. Hubbs
		Title:	Senior Vice President and Chief Financial Officer